UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

  (Amendment No. 3 - Exit Filing)*

Denali Therapeutics Inc.

(Name of Issuer)

Common Stock par value $0.01 per share

(Title of Class of Securities)

24823R105

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)

☐   Rule 13d-1(c)

☒   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 24823R105	13G	Page 2 of 6 Pages

Item 1(a).	Name of Issuer:

Denali Therapeutics Inc. (the “Issuer”).

Item 1(b).	Address of Issuer's Principal Executive Offices:

161 Oyster Point Blvd., South San Francisco, CA 94080

Item 2(a).	Name of Person Filing:

ARCH Venture Fund VIII, L.P. (“ARCH Venture Fund VIII”); ARCH Venture Partners VIII, L.P. (“AVP VIII LP”); ARCH Venture Partners VIII, LLC (“AVP VIII LLC”) (collectively, the “Reporting Entities” and individually, each a “Reporting Entity”); and Keith Crandell (“Crandell”), Robert Nelsen (“Nelsen”) and Clinton Bybee (“Bybee”) (collectively, the “Managing Directors” and individually, each a “Managing Director”). The Reporting Entities and the Managing Directors collectively are referred to as the “Reporting Persons”.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

8755 W. Higgins Avenue, Suite 1025, Chicago, IL 60631.

Item 2(c).	Citizenship:

ARCH Venture Fund VIII and AVP VIII LP are limited partnerships organized under the laws of the State of Delaware. AVP VIII LLC is a limited liability company organized under the laws of the State of Delaware. Each Managing Director is a US citizen.

Item 2(d).	Title of Class of Securities.

Common stock, par value $0.01 per share.

Item 2(e).	CUSIP Number.

24823R105

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable.

CUSIP No. 24823R105	13G	Page 3 of 6 Pages

Item 4.	Ownership:

Not Applicable.

Item 5.	Ownership of Five Percent or Less of a Class.

Each of the Reporting Persons has ceased to beneficially own five percent (5.0%) or more of the Issuer’s outstanding Common Stock.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

CUSIP No. 24823R105	13G	Page 4 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    February 7, 2022

ARCH VENTURE FUND VIII, L.P.

By:       ARCH Venture Partners VIII, L.P.

its General Partner

By:       ARCH Venture Partners VIII, LLC

its General Partner

By:                    *

Keith Crandell

Managing Director

ARCH VENTURE PARTNERS VIII, L.P.

By:       ARCH Venture Partners VIII, LLC

its General Partner

By:                           *

Keith Crandell

Managing Director

ARCH VENTURE PARTNERS VIII, LLC

By:                           *

Keith Crandell

Managing Director

                                  *

Keith Crandell

                                  *

Robert Nelsen

                                  *

Clinton Bybee

* By:   /s/ Mark McDonnell

Mark McDonnell as

Attorney-in-Fact

This Schedule 13G was executed by Mark McDonnell pursuant to Powers of Attorney attached hereto as Exhibit 2 and incorporated herein by reference.

CUSIP No. 24823R105	13G	Page 5 of 6 Pages

Exhibit 1

AGREEMENT

Pursuant to Rule 13d-1-(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of stock of Denali Therapeutics Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Dated:    February 7, 2022

ARCH VENTURE FUND VIII, L.P.

By:       ARCH Venture Partners VIII, L.P.

its General Partner

By:       ARCH Venture Partners VIII, LLC

its General Partner

By:                    *

Keith Crandell

Managing Director

ARCH VENTURE PARTNERS VIII, L.P.

By:       ARCH Venture Partners VIII, LLC

its General Partner

By:                        *

Keith Crandell

Managing Director

ARCH VENTURE PARTNERS VIII, LLC

By:                           *

Keith Crandell

Managing Director

                                  *

Keith Crandell

                                  *

Robert Nelsen

                                  *

Clinton Bybee

* By:   /s/ Mark McDonnell

Mark McDonnell as

Attorney-in-Fact

This Agreement was executed by Mark McDonnell pursuant to Powers of Attorney attached hereto as Exhibit 2 and incorporated herein by reference.

CUSIP No. 24823R105	13G	Page 6 of 6 Pages

Exhibit 2

POWERS OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Mark McDonnell his true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a direct or indirect general partner, member, director, officer or manager of any partnership, corporation or limited liability company, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the Financial Industry Regulatory Authority, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his substitutes, may lawfully do or cause to be done by virtue hereof. This Power of Attorney shall remain in full force and effect with respect to each undersigned person unless and until six months after such person is both no longer a Managing Director of ARCH Venture Partners and no longer serving on the board of directors of any portfolio company of any ARCH Venture Partners fund.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 9th day of March, 2015.

ARCH VENTURE FUND VIII, L.P.

By:       ARCH Venture Partners VIII, L.P.

its General Partner

By:       ARCH Venture Partners VIII, LLC

its General Partner

By:    /s/ Keith Crandell

Managing Director

ARCH VENTURE PARTNERS VIII, L.P.

By:       ARCH Venture Partners VIII, LLC

its General Partner

By:   /s/ Keith Crandell

Managing Director

ARCH VENTURE PARTNERS VIII, LLC

By:        /s/ Keith Crandell

Managing Director

/s/ Keith Crandell

Keith Crandell

/s/ Robert Nelsen

Robert Nelsen

/s/ Clinton Bybee

Clinton Bybee

/s/ Kristina Burow

Kristina Burow

/s/ Paul Thurk

Paul Thurk